[Scientific Learning Letterhead]

August 5, 2005

Via EDGAR and US mail

Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549
Attn: Mr. Larry Spirgel
Mail Stop 3561

Re:	Scientific Learning Corporation Form 10-K/A for year ended December 31, 2004, filed May 26, 2005 Form 10-Q for the quarter ended March 31, 2005, filed May 26, 2005 File No. 0-24547

Ladies and Gentlemen:

         The following comprises our responses to comments by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated July 19, 2005 with respect to the our Form 10-K/A for the year ended December 31, 2004, filed May 26, 2005, and Form 10-Q for the quarter ended March 31, 2005, filed May 26, 2005 (such reports, collectively, the “Reports”). Each of the Staff’s comments has been reproduced in italics for convenience of reference. Our response follows each comment. Capitalized terms used but not defined herein have the meanings given to them in the Reports, as applicable.

Form 10-K for the year ending December 31, 2004

Item 7 Management’s Discussion and Analysis of Financial Condition and Result of Operations

Results of Operations, page 23

         1. We note that you attributed the decline in 2004 product revenue compared to 2003 to several factors such as booked sales, shift in sales mix, change in pricing structure and volume discounts. Please expand your discussion and analysis to quantify the impact of each factor. In addition, discuss whether or not you expect the trend to continue or change and the reasons why. Refer to Item 303(a)(3) of Regulation S-K.

         We note the Staff’s comment to quantify the impact of 2003 booked sales. In this regard, we respectfully refer the Staff to the table set forth in our Form 10-K for the fiscal year ended December 31, 2004 (filed on April 15, 2005) under “—Booked sales and selling activities” on page 24, which discloses the 8% increase in booked sales from 2002 to 2003.

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         Because sales booked in 2004 and in prior periods may be recognized into revenue over periods as long as five years, the impact of the shift in sales mix is not easily quantifiable. We refer the Staff to the table set forth in the Form 10-K under “—Booked sales and selling activities.” The effect of such shift is reflected in the increase from 2003 to 2004 in “Current and long-term deferred revenue at end of period” which exceeds the increase in “Booked sales” over the same period. The effect is further reflected in the $3.2 million increase in “Deferred revenue, long term” as set forth on our balance sheet in our Form 10K/A. We advise the Staff that we will continue to include in future filings a table consistent with that set forth under “—Booked sales and selling activities” that sets forth our booked sales, revenues and change in deferred revenue. However, in lieu of presenting current and long-term deferred revenue at the end of the period on a combined basis, we will separately present current deferred revenue at the end of the period and long-term deferred revenue at the end of the period.

         We supplementally advise the Staff that because the sales mix in 2004 was skewed towards multi-year contracts primarily due to a limited number of large contracts, we are unable to determine whether shift in sales mix constitutes a trend that will continue.

         We supplementally advise the Staff that the amount of revenue attributable to sales of perpetual software licenses recognized in 2004 following the change in pricing structure was less than $700,000.

         With respect to volume discounts, we advise the Staff that future filings will include our expectation that large sales will include volume discounts, but that the percentage discount applicable to a given sale transaction will vary and that the relative percentage of large sales to small sales in a given quarter may fluctuate. Future filings will also clarify that because we discount product license fees but do not discount service and support fees, product sales and revenue are disproportionately affected by volume discounting. We note that quantitative data regarding large sales in the periods presented is set forth in the Form 10-K under “—Booked sales and selling activity.”

Note 1. Summary of Significant Accounting Policies

Revenue, page 10

         2. Refer to your disclosure that the Company allocates revenue to each element of a transaction based on VSOE. Since it appears that you have VSOE on all the elements it is unclear to us why you concluded that revenue from the sale of software on a perpetual basis should be recognized at the later of product delivery date or contract start using the residual method. Addressing the relevant guidance describe for us your basis for your conclusion. In addition confirm to us that you have VSOE, for all the elements in your arrangements.

         We respectfully advise the Staff that the statement that “we allocate revenue to each element of a transaction based upon...VSOE” was not intended to convey that we have VSOE on all elements. Similar to many software vendors, we have not established VSOE for the software license element of our transactions. Wherever we have VSOE for all undelivered elements, but

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not for the delivered perpetual license, we recognize the license element using the residual methodology in accordance with the guidance of SOP 98-9. As described in our response to comment number 3, through late 2004 we did not have VSOE for the Initial Fee (as defined below) charged in connection with our Project Tracker tool. Subsequent to the discontinuance of the sale of that Initial Fee element, we believe that we now have VSOE for all elements other than product licenses. To avoid any ambiguity, we will clarify our disclosure in future filings to read “The Company allocates revenue to each element of a transaction based upon its fair value as determined in reliance on `vendor specific objective evidence’ (“VSOE”) if VSOE exists for each element”.

         3. We note your disclosure that sales to your school customers typically include multiple elements. Describe for us in detail the nature and types of elements included in these arrangements. In addition, addressing relevant guidance tell us how you determine the unit of accounting in your arrangements with multiple elements and the applicable revenue recognition policy.

         Background

         We supplementally advise the Staff that our primary products are the Fast ForWord family of software products, which products are sold as either perpetual or term licenses. We also sell various services, primarily product training, non-complex installation services, conferences, an online analysis and reporting tool called “Progress Tracker” (“PT”), consulting, including data analysis, and support (“PCS”).

         Prior to the second quarter of 2003, we sold the 2.X version of the ForWord family of products, which required an Internet connection in order to operate. In June 2002, we introduced the Quickstart version and continued to sell the 2.X version. Quickstart is a stand-alone product and did not require the customer to connect to the Internet. In June 2002, we also introduced PT as an optional online analysis and reporting tool. PT is a complementary product to the core Fast ForWord products and cannot function independently without the licensed Fast ForWord products. The Fast ForWord products, however, can and do operate fully without PT.

         Prior to December 2004, we charged both a one-time license fee (“Initial Fee”) for PT and a recurring access fee. The Initial Fee did not provide additional software product to the customer; it simply allowed the customer to use the web-based service. Upon renewal, the PT access fee for the subsequent year was the same as what was charged in the initial year. Customers were under no obligation to renew PT and could choose not to renew at any time.

         In December 2004, we made a strategic change in our pricing structure and discontinued the practice of charging the Initial Fee.

         Analysis

         There are essentially three scenarios under which we sell licenses in multiple-element arrangements, each of which requires different revenue recognition treatment:

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1.	Perpetual license sold with PT or its predecessor pre-December 2004;

2.	Perpetual license sold without PT pre-December 2004 and perpetual license sold with PT post-December 2004; and

3.	Term-based licenses.

         We account for PT as a service and not as a software product because no additional functionality or code is delivered to customers in connection with this feature, which summarizes and analyzes data submitted to our databases and sends reports to the customer.

1.	Perpetual license sold with PT or it predecessor pre December 2004

         SOP 97-2, as amended by SOP 98-9, states that if an arrangement includes multiple elements, any fee should be allocated to each element using VSOE. If sufficient VSOE does not exist, all revenue from the arrangement should be deferred until VSOE is established or all elements are delivered.

         VSOE has not been established for PT as a whole (which was comprised of Initial Fee and ongoing access) because the Initial Fee charged to access PT has not been reasonably consistent. As PT could not be substantively separated into an initial and an ongoing deliverable, the entire fee for PT was evaluated for VSOE purposes. Consequently, wherever PT was sold as an element of an arrangement, the entire arrangement fee (Fast ForWord license, PCS, Initial Fee, PT, shrink wrapped product, and professional services) was initially deferred until PT access had commenced, and then was recognized ratably over the longest contractual period stated in the contract in accordance with paragraphs 12 and 58(a) of SOP 97-2.

2.	Perpetual licenses sold without PT pre-December 2004 and perpetual licenses sold with PT post-December 2004

         For perpetual licenses sold without PT, the residual method of revenue recognition is applicable in accordance with SOP 98-9. We have established VSOE for all undelivered elements in these arrangements (PCS and services) and therefore can allocate the total fair value to the undelivered elements, as indicated by VSOE, and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered licenses.

         For perpetual licenses sold with PT post December 2004, we eliminated the Initial Fee. We retained the annual access fee for PT, for which VSOE has been established based on renewals of this service. Consistent with SOP 98-9, we allocate the total fair value to the undelivered elements, as indicated by VSOE, and the difference between the total arrangement fee and the amount deferred for the undelivered elements is recognized as revenue related to the delivered licenses.

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3.	Term-based licenses

         We also sell term-based licenses with PCS whereby the PCS is coterminous with the term of the license. Per TPA 5100.53, if the term of the agreement is less than one year, there can be no VSOE of PCS. TPA 5100.54 addresses term-based licenses greater than one year and requires that the renewal rate for PCS be substantive compared to the PCS included in the original contract. As the PCS term in our arrangements is always coterminous with the license term and PCS is therefore never sold separately, there is no renewal rate specified, and therefore there cannot be VSOE for PCS sold with a term license.

         In addition, all term licenses are sold with PT. As all term licenses are sold with PT, there is no separate Initial Fee. Rather, we charge a separate fee for PT that is proportionate to the length of the term agreement. As with PCS discussed above, the PT is coterminous with the software license. Since PT is coterminous, there is no renewal rate specified, and therefore there cannot be VSOE over PT.

         As discussed above, since VSOE does not exist for PCS when sold coterminous with a term based software license, paragraph 65 of SOP 97-2 is not applicable to services treatment in such arrangements. Therefore, the contracted-for professional services in these arrangements, where there is no VSOE for PCS, may not be treated separately from the remainder of the agreement. All revenue is accordingly bundled and recognized ratably over the coterminous period of the license term/PCS arrangement.

         4. Clarify for us the statement made on your press release dated October 19, 2004 indicating that if your Progress Tracker is considered not separable, then 97-2 would require you to recognize all parts of the sale ratably over the Progress Tracker access term. You also noted that while some of your customers do not buy Progress Tracker, it is part of most of your sales to the K-12 business. It appears to us that this statement contradicts the revenue recognition policy on the sale of your perpetual licenses.

         We respectfully refer the Staff to our response to Comment #3 above. Prior to the change in our pricing strategy in December 2004, Progress Tracker was considered not separable from the remainder of the arrangement. Accordingly, we recognized all elements of the sale ratably over the contractual Progress Tracker service period. Therefore, our statement made on October 19, 2004 does not contradict our revenue recognition policy regarding perpetual licenses.

Item 9A. Controls and Procedures, page 25

         5. We note your disclosure that your controls and procedures were not effective as of December 31, 2004 and that you concluded that there is a material weakness in the Company’s internal controls. You should provide here or in the MD&A a detailed discussion of the reasons for the material weakness in the internal controls and the steps that you are taking to remedy or mitigate the significant deficiency in your internal controls.

         We respectfully advise the Staff that we will include the following discussion of the material weakness in Item 4 (“Controls and Procedures”) of Part I of our Form 10-Q for the

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quarterly period ending June 30, 2005:

         In December 2004, based on our review of a major contract that we booked in June 2004, our management and the Audit Committee of our Board of Directors concluded that we should change our revenue recognition method for most of our K-12 school contracts. This change in our revenue recognition method reflected a correction in our application of AICPA Statement of Position 97-2, Software Revenue Recognition (as amended by Statement of Position 98-9) to our historical K-12 school contracts. As a result of this change, our management and the Audit Committee of our Board of Directors concluded that we should restate our historical financial statements for the period from 2000 through June 30, 2004. Controls over the application of accounting policies are within the scope of our internal control over financial reporting. Therefore, our management concluded that, for our Form 10-K for the fiscal year ended December 31, 2004, filed on April 15, 2005, there was a material weakness in our internal control over financial reporting, as defined by the Public Company Accounting Oversight Board.

         In addition, in May 2005, in the course of preparing financial statements for our first quarter of 2005, our management determined that our balance sheets at June 30, September 30, and December 31, 2004 incorrectly classified a portion of deferred revenue as “long term” deferred revenue when this deferred revenue should have been classified as “current” deferred revenue. As a result, our management and the Audit Committee of our Board of Directors concluded that we should restate our balance sheet at December 31, 2004, which restatement we completed in connection with the filing of our Form 10-K/A on May 26, 2005.

         During our review of the material weakness in our internal control over financial reporting, we identified the causes of this material weakness to be the result of the following factors:

•	Lack of experience within our finance group in applying accounting guidance to complex revenue transactions;

•	Inadequate review of VSOE for all elements in our transactions with customers;

•	Lack of a formal process for identifying, reviewing and approving non standard revenue transactions; and

•	Lack of formal documentation and communication of our revenue recognition policies and procedures.

         In order to ensure that we have eliminated the material weakness in our internal control over financial reporting for purposes of future reporting, we have undertaken significant efforts to improve our processes and procedures as they relate to the application of revenue recognition. These efforts include the following:

1.

We have expanded the size of our finance staff by adding two additional members. As a result, those members of the finance staff who are directly responsible for revenue accounting are able to devote more attention to this area.

2.	We have implemented additional training in our policies and procedures on revenue recognition for both accounting staff and sales personnel.

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3.	We have developed a review and documentation process for large contracts that has become a permanent part of our internal control over financial reporting.

4.	We have hired a member of the AICPA’s Center for Public Company Audit firms.

5.

We also intend to write a comprehensive revenue recognition manual to, among other things, define and document our revenue recognition policy, clarify the approval process for all standard and non-standard transactions, and document other revenue related tasks, such as the maintenance and tracking of VSOE data.

General

         6. Please provide the disclosures required by paragraph 37 of SFAS 131 within the MD&A and notes to the financial statements. In addition, you should provide information about the extent of your reliance on a major customer and segment information. For your guidance refer to paragraphs 38 – 39 and 10 – 17 of SFAS 131.

         We supplementally advise the Staff that sales of our software products and the corresponding services and support to K-12 school customers in the United States accounted for 90% of revenues during 2004. The remaining 10% of our revenues in 2004 were attributable to sales to all other types of customers, with the majority of that remaining 10% of revenue coming from private speech and language pathologists and smaller amounts from international customers, correctional institutions, hospitals, clinics and others. We will provide the foregoing disclosure, to the extent required by paragraph 38 of SFAS 131, within the MD&A and notes to the financial statements in future filings.

         We confirm for the Staff that we operate in one operating segment, which involves the license of neuroscience-based software products that develop underlying cognitive skills required for reading and learning and the provisioning of training, implementation, technical and professional services, online services and customer support in connection with these products. Our chief operating decision maker makes decisions about the allocation of our resources and assesses company-wide performance based on this one operating segment. In addition, we capture and monitor financial information about our company based on this one operating segment. We also confirm that we do not have assets in jurisdictions outside of the United States.

         We also confirm that no one customer accounted for more than 10% of total revenues during 2002, 2003 and 2004. In addition, revenues from customers outside of the United States represented less than 10% of total revenues during 2002, 2003 and 2004, and no individual country aside from the United States contributed material revenues to our company in 2002, 2003 or 2004.

         We further confirm for the Staff that we will continue to comply with paragraphs 10-17

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and 38-39 of SFAS 131 in our future filings.

Form 10-Q for the quarter ended March 31, 2005

         7. To the extent applicable, revise to comply with the comments above.

         We note the Staff’s comments and will, to the extent applicable, reflect the Staff’s comments above in our future filings, including our Quarterly Reports on Form 10-Q.

         In addition, we hereby acknowledge that (i) we are responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in the response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         Please contact either Steve Bernard or Nate Gallon of Wilson Sonsini Goodrich & Rosati, our outside legal counsel, at tel: 650-493-9300, fax: 650-493-6811, or the undersigned at tel: 510-625-2284, fax: 510-874-1886, with any questions.

Sincerely, Scientific Learning Corporation /s/ Jane A. Freeman Jane A. Freeman Senior Vice President and Chief Financial Officer

cc:

Ivette Leon (Securities and Exchange Commission)
Al Rodriguez (Securities and Exchange Commission)
Robert Bowen (Scientific Learning Corporation)
Linda Carloni (Scientific Learning Corporation)
Nigel Martin (Ernst & Young, LLP)
Steve Bochner (Wilson Sonsini Goodrich & Rosati, P.C.)
Steve Bernard (Wilson Sonsini Goodrich & Rosati, P.C.)
Nate Gallon (Wilson Sonsini Goodrich & Rosati, P.C.)

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